August 13, 2008



Mr. Kyle Moffatt
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-9295
Mail Stop 3720

Re: BTHC X, Inc.
    Annual Report on Form 10-K for the year ended December 31, 2007 File No. 0-52237

Dear Mr. Moffatt:

This letter is in response to the comments contained in the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 17, 2008 (the "Comment Letter") regarding the annual report on Form 10-KSB for the year ended December 31, 2007 ("Initial Form 10-KSB") of BTHC X, Inc. (the "Company").

The Company has filed an amendment to its Initial Form 10-KSB ("Amended Form 10-K") in response to the Comment Letter.

For your convenience, we have restated each Staff comment and then provided our response. The Company supplementally advises the Staff as follows:

Comment:

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year it appears you are required to report on your
             management's   assessment  of  internal   control  over   financial
             reporting.

Response:

         To address the Staff's comment, we have modified the disclosure in Part II Item 9A(T) "Controls and Procedures" in the Amended Form 10-K to clarify that management performed its assessment of internal control




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Mr. Kyle Moffatt
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August 13, 2008

         over financial reporting as of December 31, 2007. We also have included in the Amended Form 10-K management's annual report on internal control over financial reporting as specified by Item 308T(a) of Regulation S-K. Although management's annual report was not included in the Initial Form 10-KSB, our management, with the participation of our CEO and CFO, performed the evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making their assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this evaluation and those criteria, our management concluded that, as of December 31, 2007, our internal controls over financial reporting were effective.

Comment:

2. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Response:  See our response to the above Comment.

Comment:

3. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

         Management has assessed the Company's disclosure controls and procedures in light of the Staff's comments. Management has reviewed its evaluation of the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Initial Form 10-KSB. Based on this review and evaluation, our management, with the participation of our CEO and CFO, concluded, as disclosed in the Initial Form 10-KSB and as restated in the Amended Form 10-K, that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information requiring disclosure is recorded, processed, summarized and reported within the timeframe specified by the Commission's rules and forms.

         Management does not believe the failure to include management's annual report on internal control over financial reporting in the Initial Form 10-KSB impacts its conclusions regarding the effectiveness of the Company's disclosure controls and procedures as of the end of the



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Mr. Kyle Moffatt
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August 13, 2008

         fiscal year covered by the Initial Form 10-KSB Report.

         Management does not believe any additional disclosure in the Amended Form 10-K is necessary relating to the effectiveness of the Company's disclosure controls and procedures.

The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please direct them to the undersigned.

                                                         Sincerely,

                                                         /s/ Timothy P. Halter
                                                         ---------------------
                                                         Timothy P. Halter
                                                         Chief Executive Officer
















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